Exhibit 99.4





                                  EXHIBIT 99.4


                          QUESTION AND ANSWER BROCHURE

                        II. Question and Answer Brochure

A. Explanation

     The Question and Answer brochure is important to any Merger Conversion. It serves to answer some of the most commonly asked questions in "plain, everyday language." Most of the answers are taken verbatim from the Prospectus and it saves the individual from searching for the answer to a simple question.

B. Method of Distribution

     There are four primary methods of distribution of the Question and Answer brochure, however, regardless of the method they are always accompanied by a Prospectus.

          1. A Question and Answer brochure is sent out in the initial mailing to all members of Neodesha.

          2.   Question  and  Answer   brochures  are  available  in  the  stock
               information center of Neodesha.

          3. Question and Answer brochures are distributed in information packets at Community meetings.

          4. Question and Answer brochures are sent out in a standard information packet to all interested investors who phone the Stock Information Center requesting information.

                              QUESTIONS AND ANSWERS




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THIS  BROCHURE  ONLY  HIGHLIGHTS   CERTAIN   INFORMATION  IN  THE   ACCOMPANYING
PROSPECTUS. MEMBERS ARE URGED TO READ THE ACCOMPANYING PROSPECTUS FOR MORE COMPLETE INFORMATION ON THE MERGER CONVERSION.

                              QUESTIONS AND ANSWERS
                                    REGARDING
                              THE MERGER CONVERSION

         On February 18, 1998, the Board of Directors of Neodesha Savings and Loan Association, F.S.A ("Neodesha") unanimously adopted a Plan of Conversion, which was subsequently amended on ____________, pursuant to which Neodesha will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank ("Conversion"). In conjunction with the Conversion, Neodesha simultaneously will be acquired ("Acquisition") by First Independence Corporation ("First Independence"), a savings institution holding company based in Independence, Kansas. It is anticipated that after the Acquisition, Neodesha will be merged or otherwise combined with ("Merger") First Independence's wholly owned subsidiary, First Federal Savings and Loan Association of Independence ("First Federal"). The Conversion, Acquisition and the Merger are referred to collectively as the "Merger Conversion."

         The Merger Conversion is subject to various conditions, including approval by Neodesha's "Voting Members." Voting Members are all persons who held deposit accounts or borrowings at Neodesha and those who are obligated on a loan from Neodesha on the Voting Record Date (which is _____________) and continue to hold such deposit accounts or borrowings or be obligated on such loan on the date of the Special Meeting scheduled to be held on _________. As part of the Merger Conversion, certain deposit account holders, an employee stock ownership plan ("Neodesha ESOP") established for the benefit of Neodesha's employees, loan customers and directors, officers and employees of Neodesha are being offered the opportunity to purchase shares of First Independence Common Stock in a Subscription Offering at the "95% Price" (i.e., 95% of the First Independence Market Price as defined in Question 14).

         This brochure is provided to answer basic questions you might have regarding the Merger Conversion. Following the Conversion and the Acquisition, First Independence will operate Neodesha as a separate savings bank subsidiary and, sometime after the Acquisition, First Independence will merge or otherwise combine Neodesha with First Federal. Following the Merger, First Federal will continue to provide financial services to Neodesha depositors, borrowers and other customers. The Merger Conversion will not affect the balances or withdrawability of existing Neodesha's deposit accounts and/or the terms of any loans to existing borrowers. Deposits will continue to be insured up to the maximum amount permitted by law. See Question 11 for further information.

         More complete information on the Merger Conversion is contained in the accompanying Prospectus, and all information contained or referred to herein is qualified in its entirety by the Prospectus and the information contained or referred to therein. You are urged to carefully read the Prospectus.

                           ABOUT THE MERGER CONVERSION

1.  Q.  What is a stock "Conversion"?

    A. A conversion is a change in the legal form of organization from a mutual to a stock company. Neodesha presently operates as a federally-chartered mutual savings bank and has no stockholders. Through its Conversion, Neodesha will become a federally-chartered stock savings bank.

2.  Q.  What is the "Acquisition"?

    A. Concurrent with Neodesha's Conversion, First Independence will acquire all the stock of Neodesha issued in the Conversion, making Neodesha a wholly-owned federally-chartered savings bank subsidiary of First Independence.

3.  Q.  What is the "Merger"?

    A. After the Conversion and the Acquisition, Neodesha will be merged or otherwise combined with First Federal, First Independence's wholly-owned subsidiary. After the Merger, First Independence will operate Neodesha as a branch of First Federal. First Independence and Neodesha believe that the Merger will provide Neodesha's customers greater convenience and a broader range of services.

4.  Q.  What is First Independence Corporation?

    A. First Independence is a savings bank holding company headquartered in Independence, Kansas. At March 31, 1998, First Independence had assets totaling $124.5 million. Presently, First Independence operates one savings bank subsidiary, First Federal Savings and Loan Association of Independence "First Federal." First Federal currently operates 2 offices in Kansas.

        First Independence is a publicly-traded company whose stock is quoted on
        the  Nasdaq  (National   Association  of  Security   Dealers   Automated
        Quotation) SmallCap Market under the symbol "FFSL."

5. Q. What approvals must be received before the Merger Conversion becomes effective?

    A. First, the Merger Conversion is subject to approvals (which have been received) from the Boards of Directors of Neodesha and First Independence. Second, approval must be received from the Securities and Exchange Commission (SEC) and the Office of Thrift Supervision (OTS). Third, the Plan of Conversion must be approved by the Neodesha Voting Members and the offering of shares of First Independence Common Stock must be completed. A special meeting of Voting Members ("Special Meeting") will be held on __________, 1998 to consider and vote upon the Plan of Conversion. Additional approvals required for the Merger will not be sought until after the Conversion and Acquisition are completed.

6. Q. How did the Board of Directors of Neodesha come to the conclusion that now is the time to convert?

    A.  After  considering  the  increased   competition  from  other  financial
        institutions, the need to offer new services to attract younger customers, new legislative and regulatory requirements imposed upon banking institutions, the growth restrictions imposed by federal and state regulators, management succession, and the alternatives to the Merger Conversion, the Board of Directors determined that becoming part of First Independence would, among other things, assist Neodesha in more effectively meeting increasingly competitive conditions in the financial services industry, provide for expansion of services to the public, enable Neodesha to better meet the needs of its local communities and its customers and enhance its opportunity to attract and retain qualified personnel. For these and other reasons, the Board of Directors believes that the Merger Conversion is in the best interests of Neodesha , its depositors and customers and the communities it serves.

7. Q. Why did the Board of Directors and management choose the Merger Conversion rather than a standard mutual to stock conversion?

    A. Recognizing that Neodesha would benefit most from greater resources in management and technological resources, the Board of Directors reviewed the opportunities available to Neodesha to (i) convert to a stock savings bank or a stock savings and loan association on a stand-alone basis, (ii) combine with another financial institution, or (iii) remain as a mutual savings bank primarily engaged in making home loans and seeking consumer savings. The Board of Directors decided that the most desirable alternative for Neodesha was to identify and pursue a combination with a strongly capitalized, conservatively managed savings institution that shared Neodesha's operating philosophy and community commitment. The Board of Directors determined that a stand-alone conversion, given the current market and demand for thrift institution stocks, could present substantial risk and liquidity problems in a limited market to local investors. The Board also determined that a stand alone conversion would not solve several of the long-term concerns facing Neodesha. The Board of Directors also believes that the provisions of the Plan of Conversion and the related Agreement and Plan of Reorganization, allowing Neodesha's depositors and loan customers to acquire First Independence Common Stock at a 5% discount, are beneficial to its customers. Finally, all of Neodesha's officers and employees have been offered comparable positions with First Federal, which will allow Neodesha to provide its members, and the communities it serves, with a continuity of personal service of the same high quality provided in the past.

8.  Q.  Will Neodesha retain its name after the Merger Conversion?

    A. Neodesha will retain its current name after the Conversion and Acquisition. After the Merger is completed, Neodesha operations will be conducted as part of First Independence under the name "First Federal Savings and Loan Association of Independence."

9.  Q.  Will I continue banking with the same people at Neodesha ?

    A. All Neodesha officers and employees have been offered positions with First Federal, so it is expected that the banking professionals at Neodesha whom you know and trust will continue to serve you.

10. Q.  What effect will the Conversion and the Acquisition have on my accounts?

    A. The Conversion and the Acquisition will have no effect on the balance, maturity or withdrawability of your existing deposits at Neodesha or your obligations as a borrower from Neodesha. Your deposits will continue to be insured by the FDIC to the maximum limits available under federal law.

11. Q. How will the insurance of my deposit accounts be affected if I also have an account with First Federal?

    A. As noted, there will be no effect on the insurance coverage of your deposit account as a result of the Conversion and the Acquisition. Upon consummation of the Merger, depositors who had accounts at both Neodesha and First Federal prior to the Merger will retain separate insurance coverage in those accounts for a period of six months from the date of the Merger or the date when Neodesha's certificates of deposit first mature, if later. Thereafter, for purposes of FDIC insurance, Neodesha accounts held by any person will be aggregated with other First Federal accounts held by such person.


        ABOUT BECOMING A STOCKHOLDER IN FIRST INDEPENDENCE

12. Q.  What is the Subscription Offering?

    A. Pursuant to the Plan of Conversion adopted by Neodesha's Board of Directors, First Independence is offering shares of its Common Stock in the Subscription Offering, first to "Eligible Account Holders" (certain account holders of record at Neodesha on December 31, 1996, second to the Neodesha ESOP, third to "Supplemental Eligible Account Holders" (certain account holders of record at Neodesha on June 30, 1998), fourth to "Other Members" of Neodesha (depositors and borrowers of record and those obligated on a loan from Neodesha on __________ who continue to hold such accounts and/or borrowings or continue to be obligated on such loan as of he "Voter Record Date", ________ __, 1998) and finally to employees, officers and directors of Neodesha who do not qualify under any of the previous categories, each of whom will receive non-transferable subscription rights to subscribe for shares in the Subscription Offering. Shares not subscribed for in the Subscription Offering will be concurrently offered in the Community Offering to natural persons residing in the local community.

13. Q.  At what price will the stock be offered in the Subscription Offering?

    A. The exact price per share cannot be determined until after the expiration of the Subscription Offering. Subject to certain purchase limitations, customers meeting the above criteria may elect to purchase First Independence Common Stock at a price equal to 95% of the average of the bid and ask price of First Independence Common Stock on the closing of each of the ten days prior to the close of the Subscription Offering. By way of example, if the average of the closing bid and ask quotations for the Common Stock of First Independence for the 10 trading days prior to the expiration of the offering was $13.81 per share, then shares will be offered in this offering at $13.12 per share.

        For a number of reasons set forth in the accompanying Prospectus, those who purchase shares of First Independence Common Stock in the Subscription Offering should recognize that they may not be able to sell their shares at a price equal to or greater than the 95% Price or the First Federal Market Price.

14. Q.  At what price will the stock be offered in the Community Offering?

    A. The price per share of stock offered in the Community Offering will be the "95% Price," which will be equal to 95% of the average of the bid and ask price of First Independence Common Stock on the closing of each of the ten days prior to the close of the Subscription Offering.

        For a number of reasons set forth in the accompanying Prospectus, those who purchase shares of First Independence Common Stock in the Community Offering should recognize that they may not be able to sell their shares at a price equal to or greater than the 95% Price.

15. Q. Must I pay a commission to buy First Independence Common Stock in conjunction with the Subscription or Community Offerings?

    A. No. Unlike shares of First Independence Common Stock which may be purchased in the open market, you will not pay a commission to buy the stock if it is purchased in the Subscription Offering.

16. Q.  When may I sell the stock?

    A. There will not be any sale restrictions applied to shares purchased in the Subscription Offering at the 95% Price.

17. Q. How many shares of First Independence Common Stock will be offered through the Neodesha Merger Conversion?

    A. The number of shares of First Independence Common Stock to be offered will be determined by dividing the appraised value of Neodesha, as independently determined by Ferguson & Company ("Ferguson") following the closing of the Offerings, by the First Federal Market Price. The actual number of shares to be offered may increase or decrease depending upon changes in the appraised value and the actual market price for the First Independence Common Stock. The Plan of Conversion does not require that a minimum number of shares be sold in the offerings in order to consummate the Merger Conversion. Thus, the number of shares actually issued may be less than the number offered.

18. Q.  Are the subscription rights transferable?

    A. No. Subscription rights granted to Neodesha's Eligible Account Holders, Supplemental Eligible Account Holders, Voting Members in the Merger Conversion are nontransferable. Under OTS regulations, no person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of rights to subscribe for shares purchased in the Subscription Offering, or the actual underlying shares, to the account of any other person prior to the completion of the Conversion. Thus, only members of Neodesha will have the ability to exercise such rights in the Subscription Offering.

19. Q. If I choose to subscribe for stock, what is the minimum investment that I can make in the Subscription Offering and the Community Offering?

    A. The minimum investment that can be made in either the Subscription Offering is $250.00 Stock Order Forms must specify a minimum dollar subscription of $250.00 to assure that the subscriber will meet the minimum subscription. The pricing of the shares of First Independence Common Stock on a per share basis will be determined shortly after the expiration of the Subscription Offering, thus fixing the exact number of shares you will receive. Subscribers may not purchase partial or fractional shares. See Questions 13, 14 and 17 above.

20. Q. If I choose to subscribe for stock, what is the maximum investment that I can make in the Subscription Offering?

    A. The maximum number of shares that may be purchased in the Subscription Offering is that amount having an aggregate purchase price that does not exceed $100,000.

21. Q.  Who is entitled to subscribe First Independence common stock?

    A. Rights to subscribe for common stock, subject to the purchase limitations set forth in the Plan of Conversion, will be given in order of priority to (i) depositors of Neodesha with a $50.00 minimum deposit as of December 31, 1996 (the "Eligible Account Holders"); (ii) Neodesha's employee stock ownership plan (the "ESOP"), a tax qualified employee stock benefit plan; (iii) depositors of Neodesha, who are not Eligible Account Holders, with $50.00 or more on deposit as of June 30, 1998 (the "Supplemental Eligible Account Holders"); (iv) depositors of Neodesha as of _______, 1998 ("Voting Record Date") and borrowers of Neodesha who had loans outstanding as of _______, 1998, which continue to be outstanding as of ________, 1998. ("Other Members"), and (v) directors, officers and employees of Neodesha who do not qualify under any of the above categories..

        It is the responsibility of each subscriber qualifying as an Eligible Account Holder, Supplemental Eligible Account Holder or Other Member to list completely all account numbers for qualifying savings accounts as of the qualifying date on the stock order form.

        Shares that are not subscribed for during the Subscription Offering, if any, may be offered to the general public through a Community Offering with preference given to natural persons and trusts of natural persons who are permanent residents of Wilson and Montgomery Counties, Kansas (the "Local Community"). It is anticipated that any shares not subscribed for in the Subscription and Community Offerings will be offered to certain members of the general public through a syndicate of registered broker dealers pursuant to selected dealers agreements in a Syndicated Community Offering.

22. Q.  How do I subscribe for shares of stock?

    A. Subscribers wishing to exercise their subscription rights must return the enclosed Stock Order Form to Neodesha's Stock Information Center. The Stock Order Form must be completed and returned along with full payment or appropriate instructions authorizing a withdrawal from a deposit account at Neodesha on or prior to the close of the Subscription Offering which will be 12:00 noon, Central time, on ___________, 1998, unless extended.

23. Q.  Are the management and the Board  of Directors  of  Neodesha subscribing
        for  a  significant  amount  of  Common  Stock   in  First  Independence
        Corporation?

    A. Directors and Executive Officers of Neodesha currently intend to subscribe for approximately $_______ of First Independence Common Stock in the Subscription Offering.

24. Q. May I use funds currently held in a retirement account to subscribe for stock?

    A. Yes. If you wish to use funds held in a retirement account to subscribe for stock in the Subscription Offering, and such account is at Neodesha or at First Federal, you first must transfer those funds to a self-directed retirement account with an independent trustee that permits the account to hold stock. The Stock Information Center can assist you in this process and in directing the trustee to purchase First Independence Common Stock. Properly done, this process should not cause any adverse tax consequence to your retirement account. In addition, if your retirement account at Neodesha is invested in one or more certificates of deposit, such purchase may be done without an early withdrawal penalty. Because it takes several days to process the necessary IRA forms, a response must be received by _______, 1998 to accommodate your interest.

        For additional information regarding the procedures by which funds currently held in a retirement account may be used to purchase stock, please review the accompanying Prospectus or call the Stock Information Center at (316) ___-____.

25. Q.  Where should Stock Order Forms be delivered?

    A. Subscribers in the Subscription Offering should mail or deliver a completed and signed original Stock Order Form with full payment, or instructions for an Authorized Withdrawal from eligible deposit accounts with Neodesha, to the Stock Information Center, ____________ or deliver in person to a customer service representative at the Neodesha office.

26. Q. Will I receive interest on funds I submit for my stock purchase in the Subscription Offering?

    A. Yes. Neodesha will pay interest at its passbook rate (currently ___%) from the date the funds are received until completion or termination of the Offering, except for subscriptions funded by Authorized Withdrawals. Funds subject to Authorized Withdrawals will remain subject to Neodesha's applicable deposit terms and will continue to earn interest at the contractual rates until completion or termination of the Subscription Offering.

27. Q. May I obtain a loan from Neodesha, First Federal or their affiliates to pay for shares of First Independence Common Stock purchased in the Merger Conversion?

    A. No. Federal regulations do not allow either institution or their affiliates to make loans for this purpose, but another financial institution may make a loan for this purpose.

28. Q. If I subscribe for First Independence Common Stock in the Merger Conversion, how would I go about buying additional shares, or selling shares in the aftermarket?

    A. First Independence Common Stock is quoted on the Nasdaq SmallCap Market under the symbol is "FFSL." Trident Securities, Inc. is a market maker in the stock and can assist you in purchasing additional shares or selling shares of First Independence Common Stock, as can any other stockbroker.

29. Q.  What has been First Independence's dividend history?

    A. Since 1994, First Independence has paid regular cash dividends, and the last regular quarterly dividend was $0.075 per common share (or $0.30 per share when annualized). Although First Independence currently intends to continue to pay quarterly cash dividends on First Independence Common Stock, the declaration and payment of dividends, as always, will depend upon business conditions, operating results, capital and other requirements in the judgment of First Independence's Board of Directors.

30. Q.  Will the FDIC insure the shares of First Independence Common Stock?

    A. NO. THE SHARES OF FIRST INDEPENDENCE COMMON STOCK OFFERED ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

31. Q. If I subscribe for shares and later change my mind, will I be able to get a refund?

    A. No. A Stock Order Form cannot be canceled, withdrawn or modified without the consent of management once it has been received by Neodesha.

32. Q.  If  I  decide  to  purchase  stock,   when  will  I  receive  the  stock
        certificate(s)?

    A. It is expected that stock certificates will be mailed within a few weeks after the conclusion of the Subscription Offering.



        ABOUT VOTING ON THE CONVERSION

33. Q. Has the Board of Directors of Neodesha unanimously approved the transaction?

    A. Yes. Neodesha's Board of Directors has unanimously approved the Plan of Conversion and urges that all members vote "For" approval. It is important that all Voting Members of Neodesha sign, date and return their proxy card(s), in the postage-paid return envelope enclosed with the Prospectus prior to the Special Meeting, currently scheduled for ________, 1998, whether or not such members expect to attend the Special Meeting. Failure to return your signed proxy card or to vote in person will have the same effect as a vote against the Plan of Conversion.

34. Q. Am I eligible to vote at the Special Meeting to be held to consider the Plan of Conversion?

    A. You are eligible to vote at Neodesha's Special Meeting, currently scheduled to be held on ______, 1998, if you are a "Voting Member," who are all persons who held deposit accounts or borrowings at Neodesha , or were obligated on a loan from Neodesha on, ________, 1998 and who continue to hold such account or borrowings or continue to be obligated on such loan through the Special Meeting. If you are a Voting Member, you should have received a Prospectus explaining the Merger Conversion and related matters, and a proxy card with which to vote.

35. Q.  How many votes do I have as a Voting Member?

    A. Each account holder is entitled to one vote for each $100 or fraction thereof on deposit in the Voting Member's account on the Voting Record Date. Each borrower who holds eligible borrowings and each person who is obligated on a loan is entitled to cast one (1) vote in addition to the number of votes, if any, he or she is entitled to vote as an account holder. No Voting Member may cast more than 1,000 votes.

36. Q.  If I vote "Against" the Plan of Conversion and it is approved, will I be
        prohibited  from  buying   First  Independence   Common  Stock   in  the
        Subscription Offering?

    A. No. Voting against the Plan of Conversion in no way restricts you from purchasing First Independence Common Stock in the Subscription Offering.

37. Q. What happens if Neodesha does not obtain enough votes to approve the Plan of Conversion?

    A. Neodesha's Conversion would not take place, First Independence would not acquire Neodesha and Neodesha would not merge with First Federal. Rather, Neodesha would remain an independent mutual institution operated by its Board of Directors. Neodesha customers would not have the opportunity to purchase shares of First Independence Common Stock at the 95% Price.

38. Q. As a qualifying depositor or borrower of Neodesha , am I required to vote?

    A. No. However, you are encouraged to vote to assure that the Merger Conversion is consummated on a timely basis. Failure to return your proxy card or to vote in person will have the same effect as a vote against the Plan of Conversion.

39. Q.  What is a proxy card?

    A. A proxy card gives you the ability to vote without attending the Special Meeting in person. You may attend the meeting and vote at the meeting, even if you have returned your proxy, if you choose to do so. However, if you are unable to attend, but you have returned your proxy, you still will be represented by proxy. Your proxy is revocable if you decide to vote in person at the Special Meeting and under other circumstances described in the Prospectus.

40. Q.  How does the Merger Conversion benefit Neodesha's members?

    A. The Merger Conversion will allow Neodesha to offer its members a wider range of financial services and a greater number of locations at which to bank. Also, members of Neodesha are being offered the opportunity to purchase shares of First Independence Common Stock at a discount to its market price. Additional benefits are described in the Prospectus/ Proxy Statement.

41. Q.  How can I get further information concerning the stock offerings?

    A. You may call the Neodesha Stock Information Center, collect at (316) _______ to receive further information and/or a copy of the Prospectus, Stock Order Form and Proxy Card.

This does not constitute an offer to sell or the solicitation of an offer to buy any shares of First Independence Common Stock offered in connection with the Merger Conversion, nor does it constitute the solicitation of a proxy in connection with the Merger Conversion. Offers to sell and solicitations of offers to buy are made only by means of the Prospectus and solicitations of proxies are made only by means of the Prospectus and Annexes thereto. There shall be no sale of First Independence Common Stock in any state in which any offer, solicitation of an offer or sale of First Independence Common Stock would be unlawful prior to the registration or qualification of such shares under the securities laws of any such state. A Prospectus can be obtained by calling the Neodesha Stock Information Center at (316)_______.

THE SHARES OF FIRST INDEPENDENCE COMMON STOCK OFFERED IN THE MERGER CONVERSION ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.

                              For Your Convenience

In order to assist you during the stock offering period, we have established a Stock Information Center to answer your questions. Please call (collect):
                  (316) ___-____